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March 1, 2023	Jimena Acuña Smith
T 415-315-2306
jimena.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Jeff Long

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Mr. Long:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s annual report to shareholders for the period ended October 31, 2022 (the “Annual Report”), as filed on Form N-CSR on December 30, 2022, which you provided via telephone on January 30, 2023. Summaries of the Staff’s comments and the Trust’s responses are set forth below. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Form N-CSR.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Annual Report

1.

Comment: The Staff notes that the Trust’s Annual Report shows that several Funds had instances of return of capital for the period ended October 31, 2022. The Staff further notes that the Trust responded “no” to Item B.23 of Form N-CEN, as filed for the period ended October 31, 2022, which asks whether the Trust paid any dividend or made any distribution in the nature of a dividend payment which is required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19a-1 thereunder (a “Section 19(a) Notice”). Please confirm whether the response to Item B.23 of Form N-CEN should be revised to “yes” and, if so, please file an amended Form N-CEN for the period ended October 31, 2022.

Response: The Trust confirms that an amended Form N-CEN for the period ended October 31, 2022 has been filed with the Commission to update the response to Item B.23.

2.

Comment: The Staff notes that each of Ashmore Emerging Markets Local Currency Bond Fund and Ashmore Emerging Markets Short Duration Fund are identified as “non-diversified” funds in the Trust’s registration statement. Please confirm whether each Fund maintains its non-diversified status. If the Funds have operated as “diversified” funds for a continuous three-year period, please confirm that each Fund will seek shareholder approval prior to changing its status back to a non-diversified fund pursuant to Rule 13a-1 under the 1940 Act.

Response: The Trust confirms that neither Fund has operated as a diversified fund for a continuous three-year period and, therefore, neither Fund would require shareholder approval to operate as a non-diversified fund as this time.

3.

Comment: The Staff notes that the Financial Statements in the Annual Report for the period ended October 31, 2022 did not include disclosures regarding the amount of gains or losses related to Rule 17a-7 transactions. See FASB ASC 850-10-50 on related party disclosures. Please confirm that the Trust will disclose the amount of gains or losses related to such transactions in future shareholder reports.

Response: The Trust confirms that future shareholder reports will include disclosures regarding material gains or losses related to Rule 17a-7 transactions, as applicable.

4.

Comment: The Staff notes that, for the period ended October 31, 2022, Ashmore Emerging Markets Frontier Equity Fund appears to have approximately 48% of its assets invested in issuers in the financial services sector. If the Fund invests significantly in any particular sector or industry, please consider adding corresponding principal investment strategy and/or principal risk disclosure to the Fund’s prospectus.

Response: The Trust added the following risk disclosure to the Fund’s prospectus:

Financial Services Risk: Investments in issuers in the financial services sector are subject to various risks affecting financial services companies and the financial services sector generally. The values of investments in the financial services sector are particularly sensitive to changes in economic conditions, such as recessions and fluctuations in interest rates. Financial services companies may be exposed to leverage, which could magnify investment losses under adverse market conditions. Investments in the financial services sector are also subject to the risk that unexpected market, economic, political, regulatory or other events might lead to a decline in the value of most or all companies in the financial services sector. In addition, the financial services sector of emerging markets can be considered riskier than the U.S. financial services sector.

5.

Comment: The Staff notes that the line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years in the Annual Report for Ashmore Emerging Markets Frontier Equity Fund appears to be missing an appropriate broad-based securities market index. Please file an amended Form N-CSR with the updated line graph.

Response: The Trust confirms that an amended Form N-CSR for the period ended October 31, 2022 has been filed with the Commission to include the updated line graph for the Fund.

6.

Comment: The Staff notes that for each of Ashmore Emerging Markets Corporate Income Fund and Ashmore Emerging Markets Short Duration Fund, the footnotes to the Financial Highlights state that ratios include legal expenses that are outside of the expense cap under the expense limitation agreement for the last three fiscal years and that expense ratios would have been lower and net investment income ratios would have been higher excluding those expenses. Please explain supplementally why legal expenses are being excluded from the expense limitation cap.

Response: The Trust notes that the statutory prospectus clarifies as follows: “The Investment Manager has contractually agreed to waive its fees or reimburse each Fund for certain other expenses to the extent that a Fund’s Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, custodial credits, transfer agency credits, expense offset arrangements, and extraordinary expenses, which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses) for the Fund’s Class A, Class C or Institutional Class Shares exceed the percentage of the Fund’s average daily net assets attributable to the particular share class shown below” (emphasis added). Accordingly, the Trust confirms that legal expenses are an extraordinary expense that is excluded from the expense limitation cap.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (415) 315-2306 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:	Paul Robinson, Ashmore Investment Management Limited

David C. Sullivan, Ropes & Gray LLP